UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 13, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EREIT XIV, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-1993754
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Presley JV LP

On May 13, 2021, we directly acquired ownership of a “majority-owned subsidiary”, Presley JV LP (the “Presley Oaks Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $4,851,500, which is the initial stated value of our equity interest in the Presley Oaks Controlled Subsidiary (the “Presley Oaks Controlled Subsidiary Investment”). Presley Oaks Controlled Subsidiary used the proceeds of the Presley Oaks Controlled Subsidiary Investment to recapitalize a stabilized garden-style multifamily property totaling 318 units located at 4915 West W. T. Harris Boulevard, Charlotte, NC 28269 (the “Presley Oaks Property”). The Presley Oaks Controlled Subsidiary Investment was funded with proceeds from our Offering.

The Presley Oaks Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on the Presley Oaks Property on November 27, 2018. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the Presley Oaks Controlled Subsidiary Investment (the “Presley Oaks Operative Agreements''), our consent is required for all major decisions regarding the Presley Oaks Property. In addition, pursuant to the Presley Oaks Operative Agreements we are entitled to receive an economic return of 8% on our Presley Oaks Controlled Subsidiary Investment at sale or refinancing. While the Presley Oaks Controlled Subsidiary Investment is outstanding, we will receive current payments on a monthly basis, which will be paid from operating cash flows. We will receive a pro rata share of the operating cash flows based on our percentage ownership of the Presley Oaks Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the Presley Oaks Controlled Subsidiary Investment.

On December 12, 2018, ALA secured financing of $36,640,000 through a senior secured loan from SunTrust Bank (the “Presley Oaks Senior Loan”). The Presley Oaks Senior Loan features a 10-year term and 8 years interest-only at a fixed rate of 4.655%. Aggregate with the Presley Oaks Senior Loan, the Presley Oaks Controlled Subsidiary Investment features a loan-to-value ratio (“LTV”) of 70%. The combined LTV ratio is the amount of the Presley Oaks Senior Loan plus the amount of the Presley Oaks Controlled Subsidiary Investment, divided by the appraised value of the Presley Oaks Property. LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The Presley Oaks Property is a 318-unit, garden-style apartment property in Charlotte, NC. As of March 4, 2021 rent roll, the property is 95.6% occupied. In the year leading up to our acquisition, economic occupancy averaged roughly 95%. The property's eighteen residential and one clubhouse buildings were constructed in 1996, and the build is of wood frame construction. The Presley Oaks Property was renovated in 2016.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EREIT XIV, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      May 19, 2021